Period ended September 30, 2023 1

2 Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans and strategies, transactions, trends, events, dividends, results of operations, and/or financial condition and measures, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the various factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2022 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management’s discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., DDI / Benson Matter provision, gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non- recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Management believes that Adjusted EBITDA is useful in providing period- to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., DDI / Benson Matter provision, gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that Net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures (a component of investing cash flows) and payments on license obligations (a component of financing cash flows). Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Adjusted free cash flow is a non-GAAP financial measure that represents free cash flow excluding the net of tax cash payments in connection with material litigation (e.g. DDI / Benson Matter). To enhance investor understanding of the Company’s performance in comparison with the prior year, the Company excluded the net of cash impacts related to the settlement of the DDI / Benson Matter. Management believes adjusted free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s performance. Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

3

Strong KPIs Across Segments Drive YTD Revenue & Profit Growth

Revenue up 2% YTD; up 8% excluding Italy commercial services,[1] with growth across segments

Double-digit increases for Global Gaming and PlayDigital

Mid-single-digit growth in Global Lottery (ex-Italy commercial services)

YTD operating income margin rose 8%; 23% margin includes strongest margin ever for a Q3 period

---

Adjusted EBITDA* margin expanded 200 bps to ~42% in YTD period

---

On track to achieve FY'23 outlook



GONG
CAESARS
CLEOPATRA
PUMPKIN
PLUNDER

[1] Italy commercial services business was sold in September 2022

*Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

4

Sustained, Steady Global Lottery Growth; Important Extensions Bolster Contract Portfolio 5 YTD same-store sales (SSS) up 4% on strength in Italy and elevated multi-state jackpot activity Italy SSS increased 7.8% with growth across game types U.S. & Rest of world SSS up 3.4% Secured key global facilities management (FM) contract extensions with best-in-class technology and solutions Extended California FM contract for seven years, through October 2033 Signed 10-year FM contract extension in Kentucky, including iLottery, through July 2036 iLottery sales increased 50+%; important progress on key growth initiatives

Unmatched Global Lottery Leadership on Display at NASPL 6 Select NASPL Product Highlights: Digital Menu BoardGameFlex 48 Retailer Pro S2 LotteryLink iLottery Solutions

Innovative Hardware and Popular Games Drive Broad-based Success in Global Gaming

YTD revenue up 12%, operating income up 34%

Unit shipments up 10% YTD, complemented by 7% increase in ASPs; maintain leading North American share

DiamondRS™ driving 40+% market share in mechanical reel stepper shipments

Magic Treasures™ Dragon and *Magic Treasures™ Tiger* rank among top ten New Core Video Games*

MLP success fueling fifth consecutive quarterly increase in installed base

PeakCurve cabinet ranked #1 Portrait Upright Cabinet in the Market*

Prosperity Link™ installed base exceeds 3,500 units; *Mystery of the Lamp™* strong with 400+ units and growing quickly


MAGIC TREASURES
$10000.24
$1000.73
$250.00
TOP DOLLAR
MYSTERY LAMP
$10,056.71
$100.00
$25.00
$10.00

*Per October 2023 Eilers & Krejcik Gaming research

G2E Highlights: We've Got Game!

Premium/Leased Games


$500,000.00

SkyRise™


TOP DOLLAR GRAND

DiamondRS™ Premium


MYSTERY LAMP

PeakCurve™ 49

Driving momentum in MLP

Video WAP growth

Expanding stepper leadership

For Sale Games



PeakCurve™ 49



DiamondRS™ 27



PeakBarTop™

Launch of award-winning hardware

Focus on innovation with proven game mechanics

Leveraging extensive brand portfolio

8

PlayDigital Driving Growth Through Innovative Product Strategies

Key content strategies support strong iGaming GGR growth

More than doubled capacity to create new game titles to ~60/year

Distinctive capabilities provide compelling value to customers and players alike

Delivering bespoke iCasino games (e.g., *Caesars Cleopatra®* with Caesars Palace Online Casino; *Fort Knox™ Cleopatra™* for FanDuel Casino)

Wheel of Fortune Triple Gold™ Gold Spin™ is first-ever U.S. omnichannel jackpot game

Unique user engagement tools drive productivity and richer player experience

Live streaming sports and sports betting functionality deployed on PeakBarTop™ and CrystalFlex™



Play Sports
IGT
CAESARS
CLEOPATRA
CLEOPATRA
MEGAWAYS
SPHINX FIRE
WILD
WILD
WILD
WILD
$424.40
GOOD LUCK!
$0.75

Strong Foundation for Growth & Value Creation 10 Momentum with Key ESG Initiatives Showcased Strong Pipeline of Innovative Solutions at Recent Trade Shows Strategic Evaluation Continues to Progress On Track with FY’23 and FY’25 Financial Goals

11

12 Strong Revenue & Profit Results in Q3’23; Financial Performance Meets or Exceeds Outlook Note: EUR/USD X daily average 1.09 in Q3’23, 1.01 in Q3’22, 1.08 YTD Q3’23, 1.06 YTD Q3’22 (1)Italy commercial services business was sold in September 2022 (2)Diluted EPS includes gain on sale of business and accrual of DDI/Benson matter in prior year *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

Revenue $601M OI Margin 34% 2025 target 33% - 36% 13 Operating Income $206M Global Lottery Results Driven by Mid-single-digit SSS Growth in Italy & Elevated Jackpot Activity Revenue down 4% as reported; up 5% net of sale of Italy commercial services Global SSS increase 3.1% Italy SSS up 4.7%, on continued strength in instant ticket & draw games North America & Rest of world rose 2.8% on strong multi-state jackpots Strong OI margin well within 2025 target range Structurally higher Adjusted EBITDA margin profile; third consecutive quarter of 50+% margin

Operating Income $93M Revenue $409M OI Margin 23% 2025 target 28% - 30% 14 Robust Revenue & Profit Growth in Global Gaming with Contributions Across the Product Portfolio Revenue up 8%, primarily driven by installed base growth and higher system and software sales Global installed base of 52,627 units, up 472 units sequentially Growth balanced across U.S. & Canada and Rest of World Resilient yield trends Broad-based strength in product sales Shipped 9,158 units globally; global ASPs slightly lower Y/Y due to mix Strong system sales and contributions from two multi-year poker contracts OI margin expands 550 bps Y/Y on R&D process improvements, easing of supply chain costs, and high- margin system sales

Strong iCasino Performance in U.S. & Canada Drives Higher Profit in PlayDigital

Revenue stable Y/Y as iSoftBet acquisition anniversaries

Growth in iCasino led by player demand for wide-area progressive games

Exiting certain legacy iSoftBet jurisdictions

Sports betting lower on unusually high hold levels in PY in Rhode Island

iCasino GGR up double-digits across geographies

OI margin grows 660 bps Y/Y, approaches 2025 target

Increased operating leverage drives profit higher



Vegas
CASH ERUPTION
FORT KNOX
JACKPOT
$10,000.42
CLEOPATRA
Revenue
$55M
Operating Income
$16M
OI Margin
28%
2025 target 30+%

15

16 *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Solid YTD Cash Generation Drives Improved Leverage Profile; No Near-Term Debt Maturities CFO includes $220M, ~$185M after tax, outflow in final settlement of the DDI/Benson matter Net debt leverage* improves to a historical low of 3.0x $120 million paid to shareholders in the form of cash dividends Recently announced make-whole call of remaining €112M of 3.500% Euro Notes due 2024 Total liquidity of $1.9B; $0.6B in unrestricted cash, $1.3B in additional borrowing capacity from undrawn facilities 58 212 212 212 424 500 1,545 750 530 750 543 2023 2024 2025 2026 2027 2028 2029 Drawn RCF Bonds Bank Debt Debt Maturity Profile ($ millions) (pro forma for announced redemption in Q4’23) ~$640M Cash from Operations (CFO) $324M Free Cash Flow* ~$300M CapEx $15M License Obligations YTD Cash Flows as of September 30, 2023 $509M Adjusted Free Cash Flow*

Tightening FY'23 Revenue Outlook to Upper End of Previous Range; Maintaining Profit Margin Outlook

	FY'23 Outlook
Revenue	~$4.3B
Operating Income Margin	~23%
Cash from Operations	$900M - $1,000M
Capital Expenditures (including payments on license obligations)	$400M - $450M

Q4'23 Key Outlook Assumptions

Revenue of ~$1.1B

- Global Lottery revenue up low-to-mid single-digits vs PY
- Global Gaming/PlayDigital revenue in line with PY

Operating income includes ~$25M in previously communicated restructuring and project costs





Note: EUR/USD FX at current rates

17

18 Delivered Strong Financial Results in Q3’23 and YTD’23; On Track to Meet FY’23 Outlook Solid Q3’23 and FY’23 Financial Results Tightening FY’23 Revenue Outlook to Top End of Previous Range Improved Leverage Profile Strong Cash Flow Generation

19

20

21 41% Note: $ millions, except noted otherwise (1)Segment-level profit charts exclude Corporate support expense and purchase price amortization 58% 37% 5% Lottery Gaming PlayDigital 79% 21% Service Product Sales 63% 22% 15% U.S. & Canada Italy Rest of world 71% 24% 5% Lottery Gaming PlayDigital 70% 26% 4% Lottery Gaming PlayDigital 36% 20% 28% 53% 31% 34% Global Lottery Global Gaming PlayDigital Operating income Adjusted EBITDA Revenue by Segment Revenue by Type Revenue by Geography Segment-level Operating Income(1) Segment-level Adjusted EBITDA(1) Profit Margins YTD’23 Snapshot of Revenue & Profit Profile

U.S. and Italy Lottery Markets Historically Demonstrate Resilience During Periods of Recession 22 U.S. Lottery Industry Sales ($B) March 2001– Sep 2001 March 2008–June 2009 March 2020– June 2020 0 20 40 60 80 100 Instant Other Draw Keno Multi-state Games Recession IGT Italy Lottery Sales (€B) June 2001 - Dec 2001June 2003 – Sep 2003 June 2008 - June 2009 Sep 2011- March 2013 Dec 2019 - June 2020 0 5 10 15 20 25 Lotto Scratch & Win Recession Source: La Fleur’s; AAMS

U.S. Gaming GGR Reasonably Resilient in Prior Recession Periods 23 The U.S. represents ~70% of IGT’s Global Gaming segment revenue ~80% of U.S. revenue generated in regional markets, ~45% from Tribal customers Mar 2001–Sep 2001 March 2008–June 2009 March 2020–June 2020 0 10 20 30 40 50 60 70 U.S. Commercial Gaming GGR Recession Source: American Gaming Association; National Indian Gaming Commission U.S. Commercial Gaming GGR ($B) U.S. Tribal Gaming GGR ($B) Mar 2001–Sep 2001 March 2008–June 2009 March 2020–June 2020 0 5 10 15 20 25 30 35 40 45 U.S. Tribal Gaming GGR Recession

$ in millions except otherwise noted Q3'23 Select Performance and KPI Data 24 GLOBAL LOTTERY Q3'23 Q3'22 Y/Y Change Constant Currency Change Q2'23 Sequential Change as Reported Revenue Service Operating and facilities management contracts 610 561 9% 5% 623 (2)% Upfront license fee amortization (47) (44) (9)% —% (47) —% Operating and facilities management contracts, net 563 518 9% 5% 576 (2)% Other 13 70 (81)% (80)% 13 6% Total service revenue 576 588 (2)% (5)% 588 (2)% Product sales 25 39 (36)% (39)% 35 (30)% Total revenue 601 626 (4)% (7)% 624 (4)% Operating income 206 211 (2)% (6)% 229 (10)% Adjusted EBITDA 306 310 (1)% (6)% 332 (8)% Q3'23 Constant Currency Change Q3'22 Constant Currency Change Q2'23 Constant Currency Change Global same-store sales growth (%) Instant ticket & draw games 0.2% (0.5)% 2.3% Multi-jurisdiction jackpots 25.2% 46.7% (5.3)% Total 3.1% 3.3% 1.8% North America & Rest of world same-store sales growth (%) Instant ticket & draw games (1.0)% (0.2)% 0.8% Multi-jurisdiction jackpots 25.2% 46.7% (5.3)% Total 2.8% 4.7% 0.2% Italy same-store sales growth (%) Instant ticket & draw games 4.7% (1.5)% 8.0%

$ in millions except otherwise noted (1) Excluded from yield calculations due to treatment as sales-type leases Q3'23 Select Performance and KPI Data GLOBAL GAMING Q3'23 Q3'22 Y/Y Change Constant Currency Change Q2'23 Sequential Change as Reported Revenue Service Terminal 136 126 7% 10% 128 6% Systems, software, and other 61 58 6% 6% 59 3% Total service revenue 197 184 7% 9% 188 5% Product sales Terminal 143 140 2% 2% 139 3% Other 68 55 24% 23% 45 50% Total product sales revenue 212 195 8% 8% 185 14% Total revenue 409 379 8% 8% 373 10% Operating income 93 65 42% 43% 71 31% Adjusted EBITDA 135 96 41% 42% 112 21% Installed base units Casino 51,786 47,411 9% 51,304 Casino - L/T lease (1) 841 1,116 (25)% 851 Total installed base units 52,627 48,527 8% 52,155 Installed base units (by geography) US & Canada 33,778 32,303 5% 33,554 Rest of world 18,849 16,224 16% 18,601 Total installed base units 52,627 48,527 8% 52,155 25

$ in millions except otherwise noted (1) Excludes Casino L/T lease units due to treatment as sales-type lease Q3'23 Select Performance and KPI Data GLOBAL GAMING (Continued) Q3'23 Q3'22 Y/Y Change Q2'23 Yields (by geography)(1), in absolute $ US & Canada $43.23 $43.73 (1)% $41.89 Rest of world $7.72 $6.32 22% $7.44 Total yields $30.32 $31.09 (2)% $29.56 Global machine units sold New/expansion 586 1,005 (42)% 1,061 Replacement 8,572 7,960 8% 7,208 Total machine units sold 9,158 8,965 2% 8,269 US & Canada machine units sold New/expansion 211 959 (78)% 1,046 Replacement 6,410 5,448 18% 5,278 Total machine units sold 6,621 6,407 3% 6,324 Rest of world machine units sold New/expansion 375 46 NM 15 Replacement 2,162 2,512 (14)% 1,930 Total machine units sold 2,537 2,558 (1)% 1,945 Average Selling Price (ASP), in absolute $ US & Canada $15,300 $15,900 (4)% $16,700 Rest of world $14,400 $13,900 4% $16,000 Total ASP $15,100 $15,400 (2)% $16,500 26

Q3'23 Select Performance and KPI Data PLAYDIGITAL Q3'23 Q3'22 Y/Y Change Constant Currency Change Q2'23 Sequential Change as Reported Revenue Service 55 54 1% —% 59 (7)% Product sales 1 — NM NM — NM Total revenue 55 54 1% 1% 59 (7)% Operating income 16 12 32% 36% 18 (16)% Adjusted EBITDA 19 16 16% 18% 22 (14)% CONSOLIDATED Revenue (by geography) US & Canada 677 651 4% 4% 650 4% Italy 221 247 (11)% (18)% 240 (8)% Rest of world 166 161 3% 2% 164 1% Total revenue 1,065 1,060 —% (1)% 1,055 1% 27 $ in millions except otherwise noted

Q3'23 Summarized Income Statement For the three months ended September 30, 2023 2022 Y/Y Change Constant Currency Change Service revenue 828 826 —% (2)% Product sales 237 234 1% —% Total revenue 1,065 1,060 —% (1)% Total operating expenses 826 849 (3)% 4% Operating income 239 211 13% 10% Interest expense, net 73 73 Foreign exchange gain, net (23) (37) Other non-operating expense (income), net 1 (139) Total non-operating expenses (income) 50 (103) Income before provision for income taxes 189 315 Provision for income taxes 66 21 Net income 123 294 Less: Net income attributable to non-controlling interests 29 29 Net income attributable to IGT PLC 94 264 Net income attributable to IGT PLC per common share - diluted $0.46 $1.30 Adjusted net income attributable to IGT PLC per common share - diluted $0.52 $0.43 28 $ in millions except per share amounts

Summarized Cash Flow Statement For the three months ended For the nine months ended September 30, September 30, 2023 2022 2023 2022 Net cash provided by operating activities 296 236 641 621 Capital expenditures (108) (73) (301) (226) Payments on license obligations (7) — (15) — Free cash flow 181 163 324 395 Net cash provided by discontinued operations — 126 — 126 Debt proceeds/(repayments), net 60 (800) 71 (606) Repurchases of common stock — (39) — (93) Shareholder dividends paid (40) (40) (120) (121) Proceeds from sale of business — 497 — 497 Business acquisitions — (142) — (142) Minority distributions (12) (14) (210) (236) Other - Net (59) (55) (84) (13) Other Investing/Financing Activities (51) (467) (343) (588) Net Cash Flow 130 (305) (19) (193) Effect of Exchange Rates (32) (36) (24) (98) Net Change in Cash and Restricted Cash 98 (341) (43) (292) $ in millions 29

For the three months ended September 30, 2023 Business Global Global Segments Corporate Total Lottery Gaming PlayDigital Total and Other IGT PLC Net income 123 Provision for income taxes 66 Interest expense, net 73 Foreign exchange gain, net (23) Other non-operating expense, net 1 Operating income (loss) 206 93 16 314 (75) 239 Depreciation 45 29 3 77 — 76 Amortization - service revenue (1) 50 — — 50 — 50 Amortization - non-purchase accounting 5 12 — 17 1 18 Amortization - purchase accounting — — — — 37 37 Stock-based compensation 1 1 — 3 10 13 Adjusted EBITDA 306 135 19 460 (27) 433 Cash flows from operating activities 296 Capital expenditures (108) Payments on license obligations (7) Free Cash Flow 181 Payments on DDI / Benson Matter, net of cash tax benefit ($24 million) (24) Adjusted Free Cash Flow 157 $ in millions (1) Includes amortization of upfront license fees Reconciliations of Non-GAAP Measures - Q3'23 30

For the three months ended September 30, 2023 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS attributable to IGT PLC - diluted 0.46 Adjustments: Foreign exchange gain, net (0.12) 0.03 (0.15) Amortization - purchase accounting 0.18 0.04 0.14 Discrete tax items — (0.06) 0.06 Net adjustments 0.05 Adjusted EPS attributable to IGT PLC - diluted (3) 0.52 Reconciliations of Non-GAAP Measures - Q3'23 All amounts presented are in $ (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 34.8%. Adjusted for the above items, the effective tax rate was 33.8% (3) Adjusted EPS was calculated using weighted average shares outstanding of 203.1 million, which includes the dilutive impact of share-based payment awards 31

$ in millions (1) Includes amortization of upfront license fees For the three months ended September 30, 2022 Business Global Global Segments Corporate Total Lottery Gaming PlayDigital Total and Other IGT PLC Net income 294 Provision for income taxes 21 Interest expense, net 73 Foreign exchange gain, net (37) Other non-operating income, net (139) Operating income (loss) 211 65 12 287 (76) 211 Depreciation 44 27 4 75 — 75 Amortization - service revenue (1) 46 — — 46 — 46 Amortization - non-purchase accounting 5 2 — 7 1 8 Amortization - purchase accounting — — — — 40 40 Stock-based compensation 2 2 — 5 7 12 Other — — — — 8 8 Adjusted EBITDA 310 96 16 422 (19) 402 Cash flows from operating activities 236 Capital expenditures (73) Free Cash Flow 163 Reconciliations of Non-GAAP Measures - Q3'22 32

For the three months ended September 30, 2022 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS attributable to IGT PLC - diluted 1.30 Adjustments: Foreign exchange gain, net (0.18) 0.04 (0.22) Amortization - purchase accounting 0.20 0.05 0.15 Loss on extinguishment and modifications of debt, net 0.06 — 0.06 DDI / Benson Matter provision 0.59 0.14 0.45 Gain on sale of business (1.37) (0.01) (1.36) Other (non-recurring adjustments) 0.05 — 0.04 Net adjustments (0.87) Adjusted EPS attributable to IGT PLC - diluted (3) 0.43 All amounts presented are in $ (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 6.7%. Adjusted for the above items, the effective tax rate was 36.2% (3) Adjusted EPS was calculated using weighted average shares outstanding of 203.1 million, which includes the dilutive impact of share-based payment awards Reconciliations of Non-GAAP Measures - Q3'22 33

Reconciliations of Non-GAAP Measures - YTD Q3'23 For the nine months ended September 30, 2023 Business Global Global Segments Corporate Total Lottery Gaming PlayDigital Total and Other IGT PLC Net income 280 Provision for income taxes 239 Interest expense, net 214 Foreign exchange loss, net 8 Other non-operating expense, net 4 Operating income (loss) 675 233 48 956 (211) 745 Depreciation 131 87 8 227 1 228 Amortization - service revenue (1) 149 1 — 150 — 150 Amortization - non-purchase accounting 15 32 1 48 3 50 Amortization - purchase accounting — — — — 115 115 Stock-based compensation 6 5 1 11 25 36 Adjusted EBITDA 977 358 58 1,393 (68) 1,325 Cash flows from operating activities 641 Capital expenditures (301) Payments on license obligations (15) Free Cash Flow 324 Payments on DDI / Benson Matter, net of cash tax benefit ($36 million) 184 Adjusted Free Cash Flow 509 $ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees 34

For the nine months ended September 30, 2023 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS attributable to IGT PLC - diluted 0.81 Adjustments: Foreign exchange loss, net 0.04 0.01 0.03 Amortization - purchase accounting 0.57 0.13 0.43 Loss on extinguishment and modifications of debt, net 0.02 — 0.02 Discrete tax items — (0.16) 0.16 DDI / Benson Matter provision — 0.00 0.00 Gain on sale of business 0.00 0.00 0.00 Other (non-recurring adjustments) 0.01 — 0.01 Net adjustments 0.65 Adjusted EPS attributable to IGT PLC - diluted (3) 1.46 Reconciliations of Non-GAAP Measures - YTD Q3'23 $ in millions; all amounts presented reflect continuing operations (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 46.0%. Adjusted for the above items, the effective tax rate was 36.4% (3) Adjusted EPS was calculated using weighted average shares outstanding of 202.5 million, which includes the dilutive impact of share-based payment awards 35

Reconciliations of Non-GAAP Measures - YTD Q3'22 $ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees For the nine months ended September 30, 2022 Business Global Global Segments Corporate Total Lottery Gaming PlayDigital Total and Other IGT PLC Net income 445 Provision for income taxes 74 Interest expense, net 223 Foreign exchange gain, net (59) Other non-operating expense, net 8 Operating income (loss) 693 174 33 899 (208) 691 Depreciation 131 81 12 223 (1) 223 Amortization - service revenue (1) 146 — — 146 — 146 Amortization - non-purchase accounting 18 5 — 23 2 25 Amortization - purchase accounting — — — — 117 117 Stock-based compensation 7 5 1 13 21 34 Other — — — — 9 9 Adjusted EBITDA 996 264 45 1,305 (60) 1,245 Cash flows from operating activities 621 Capital expenditures (226) Free Cash Flow 395 36

For the nine months ended September 30, 2022 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS attributable to IGT PLC - diluted 1.66 Adjustments: Foreign exchange gain, net (0.29) 0.12 (0.41) Amortization - purchase accounting 0.57 0.14 0.43 Loss on extinguishment and modifications of debt, net 0.06 — 0.06 Discrete tax items — (0.15) 0.15 DDI / Benson Matter provision 1.32 0.32 1.00 Gain on sale of business (1.36) (0.01) (1.35) Other (non-recurring adjustments) 0.04 — 0.04 Net adjustments (0.06) Adjusted EPS attributable to IGT PLC - diluted (3) 1.60 Reconciliations of Non-GAAP Measures - YTD Q3'22 $ in millions; all amounts presented reflect continuing operations (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 14.3%. Adjusted for the above items, the effective tax rate was 26.9% (3) Adjusted EPS was calculated using weighted average shares outstanding of 204.1 million, which includes the dilutive impact of share-based payment awards 37